April 17, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn: Charles Eastman

Claire Erlanger

re: Methode Electronics, Inc.

Form 10-K for the fiscal year ended April 29, 2023

Form 10-Q for the Quarter Ended January 27, 2024

File No. 001-33731

Dear Mr. Eastman and Ms. Erlanger:

This letter sets forth the response of Methode Electronics, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 4, 2024, with respect to the Company’s Annual Report on Form 10-K for the year ended April 29, 2023, and the Company’s Quarterly Report on Form 10-Q for the quarter ended January 27, 2024.

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Form 10-Q for the Quarter Ended January 27, 2024

Notes to the Financial Statements

Note 3. Acquisition and Disposition, page 11

1.
We note from your disclosure that in the three months ended January 27, 2024, you finalized the purchase price allocation of the Nordic Lights acquisition and $77.3 million was allocated to the customer relationships intangible asset with a weighted average useful life of 20 years. We also note from your disclosure on page F-12 of your Form 10K for the fiscal year ended April 29, 2023, that you use the straight line method to amortize this intangible asset. Please explain to us how you estimated or determined the estimated useful life for this intangible asset. We note in many instances, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it determined a useful life of 20 years for the customer relationships intangible asset based primarily on the period of time over which the majority of the cumulative present value of cash flows from the intangible asset are expected to be realized. These cash flows were estimated based primarily on the historical customer attrition rate observed and the expected rate of long-term sales growth. With the assistance of an internationally recognized valuation firm, the Company calculated a 97.5% expected customer retention rate based on revenue-by-customer information of the acquired business. Based on the valuation estimates, it was determined that 90% of the asset’s present value would be realized over a period of approximately 20 years.

The Company further advises the Staff that when determining the method of amortization for customer relationships, it considered the cash flow forecasts that were used in the valuation. The projected undiscounted cash flows were stable over the projected life of the intangible asset. As a result, the Company determined that the straight-line method of amortization was the most appropriate methodology as it most accurately reflects the consistent pattern in which the economic benefits of the customer relationships intangible asset are expected to be consumed.

Form 10-K for the fiscal year ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Interface

Net Sales, page 23

2.
We note that in your discussion of the results of operations, you discuss the amount of customer cost recoveries affecting net sales on both a consolidated and segment basis. Please tell us, and revise to disclose, the nature of these customer cost recoveries and how you are accounting for them as part of your revenue recognition.

Response

The Company acknowledges the Staff’s comment and advises the Staff that customer cost recoveries represent reimbursements the Company receives from customers for incremental costs associated with spot purchases of raw materials and premium freight incurred in fulfilling its performance obligation to the customer. Given these cost recoveries are generally negotiated after contract inception, the Company accounts for these cost recoveries as a modification to the existing contract. The Company recognizes cost recoveries as revenue when (or as) the remaining performance obligations per the contract are satisfied, or on the modification date if all performance obligations under the contract have been previously satisfied. In future filings, the Company will include additional disclosure in its revenue recognition policy regarding customer cost recoveries.

Critical Accounting Policies and Estimates, page 26

3.
In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Response

The Company acknowledges the Staff’s comment. In the Company’s upcoming Annual Report on Form 10-K for the year ending April 27, 2024, the Company will enhance its disclosure of critical accounting policies and estimates by providing greater clarity into the estimation uncertainty and the impact these estimates have had or are reasonably likely to have on its financial condition and results of operations, including quantitative information where applicable, to the extent material and reasonably available. The Company will also, to the extent material, discuss how much each of these estimates and/or assumptions have changed over the relevant period, and will include the sensitivity of its reported amounts to methods, assumptions and estimates underlying its calculations.

Please do not hesitate to call me at (708) 867-6777, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Methode Electronics, Inc.

/s/ Ronald L.G. Tsoumas

Ronald L.G. Tsoumas

Chief Financial Officer